UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

GameStop Corp.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

36467W109

(CUSIP Number)

KURTIS J. WOLF HESTIA CAPITAL MANAGEMENT, LLC 175 Brickyard Road, Suite 200 Adams Township, Pennsylvania 16046 (724) 687-7842	JOHN C. BRODERICK PERMIT CAPITAL, LLC 100 Front Street, Suite 900 West Conshohocken, Pennsylvania 19428 (610) 941-5025

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		770,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

770,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

770,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

HESTIA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,045,600
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,045,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,045,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

KURTIS J. WOLF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,045,600
PERSON WITH	9	SOLE DISPOSITIVE POWER

16,900
	10	SHARED DISPOSITIVE POWER

1,045,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,062,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL ENTERPRISE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,053,536
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,053,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,053,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.38%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,053,536
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,053,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,053,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.38%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,053,536
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,053,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,053,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.38%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

JOHN C. BRODERICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		485,925
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,053,536
PERSON WITH	9	SOLE DISPOSITIVE POWER

485,925
	10	SHARED DISPOSITIVE POWER

3,053,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,539,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.91%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 36467W109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A common stock, $0.001 par value per share (the “Shares”), of GameStop Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 625 Westport Parkway, Grapevine, Texas 76051.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Hestia Capital Partners, LP, a Delaware limited partnership (“Hestia Capital”);
(ii)	Hestia Capital Management, LLC, a Delaware limited liability company (“Hestia LLC”), which serves as the general partner of Hestia Capital and the investment manager of certain separately managed accounts (the “SMAs”);
(iii)	Kurtis J. Wolf, who serves as the managing member and chief investment officer of Hestia LLC (together with Hestia Capital and Hestia LLC, “Hestia”);
(iv)	Permit Capital Enterprise Fund, L.P., a Delaware limited partnership (“Permit Enterprise”);
(v)	Permit Capital, LLC, a Delaware limited liability company, which serves as the investment adviser of Permit Enterprise (“Permit LLC”);
(vi)	Permit Capital GP, L.P., a Delaware limited partnership, which serves as the general partner of Permit Enterprise (“Permit GP”); and
(vii)	John C. Broderick, who serves as the sole portfolio manager of Permit Enterprise and a partner of both Permit LLC and Permit GP (together with Permit Enterprise, Permit LLC and Permit GP, “Permit”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as defined and further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Hestia Capital, Hestia LLC and Mr. Wolf is 175 Brickyard Road, Suite 200, Adams Township, Pennsylvania 16046. The address of the principal office of each of Permit Enterprise, Permit LLC, Permit GP and Mr. Broderick is 100 Front Street, Suite 900, West Conshohocken, Pennsylvania 19428.

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CUSIP No. 36467W109

(c)       The principal business of Hestia Capital is investing in securities and engaging in all related activities and transactions. The principal business of Hestia LLC, is serving as the general partner of Hestia Capital and the investment manager of the SMAs. The principal occupation of Mr. Wolf is serving as the Managing Member and Chief Investment Officer of Hestia LLC. The principal business of Permit Enterprise is investing in securities and engaging in all related activities and transactions. The principal business of Permit LLC is serving as the investment adviser of Permit Enterprise. The principal business of Permit GP is serving as the general partner of Permit Enterprise. The principal occupation of Mr. Broderick is serving as the sole portfolio manager of Permit Enterprise and a partner of both Permit LLC and Permit GP.

(d)       No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Wolf and Broderick are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by each of Hestia Capital, Hestia LLC and Permit Enterprise were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The Shares beneficially owned by Mr. Wolf and Mr. Broderick were purchased with personal funds.

The aggregate purchase price of the 770,100 Shares beneficially owned by Hestia Capital is approximately $5,157,181, including brokerage commission. The aggregate purchase price of the 275,500 Shares held in the SMAs which are deemed to be beneficially owned by Hestia LLC is approximately $1,662,258, including brokerage commission. The aggregate purchase price of the 16,900 Shares beneficially owned by Mr. Wolf is approximately $149,845, including brokerage commission. The aggregate purchase price of the 3,053,536 Shares beneficially owned by Permit Enterprise is approximately $30,567,010, including brokerage commission. The aggregate purchase price of the 485,925 Shares beneficially owned by Mr. Broderick is approximately $4,017,604, including brokerage commission.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

10

CUSIP No. 36467W109

On March 7, 2019, the Reporting Persons formed a group in connection with Hestia Capital’s nomination and the solicitation of proxies for the election of Hestia Capital’s director candidates at the Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”), which was amended by a joinder agreement on March 27, 2019. On March 29, 2019, the Reporting Persons entered into a cooperation agreement with the Issuer (the “Agreement”). Pursuant to the Agreement, the Issuer agreed to appoint a new independent director (the “Investor Nominee”) from among a group of candidates identified by the Reporting Persons to the Issuer’s Board of Directors (the “Board”) within 30 days of the date of the Agreement (the date of effectiveness of such appointment, the “Appointment Date”). The Issuer further agreed to nominate an additional independent director nominee (the “Company Nominee”) for election as a director of the Issuer at the 2019 Annual Meeting, which Company Nominee was selected by the Board in reasonable consultation with the Reporting Persons.

On April 19, 2019, Lizabeth Dunn was appointed to the Board, the Nominating and Corporate Governance Committee and the Compensation Committee of the Board, as an Investor Nominee, and Raul Fernandez was appointed to the Board and the Audit Committee, as the Company Nominee. Each of the Investor Nominee and Company Nominee were nominated by the Board at the 2019 Annual Meeting, pursuant to the Agreement. The Reporting Persons have customary replacement rights in the event the Investor Nominee is unable to serve as a director from the Appointment Date until the earlier of (i) the date that is 15 calendar days prior to the last day of the advance notice period for the submission by stockholders of director nominations for consideration at the Issuer’s 2020 annual meeting of stockholders and (ii) any material breach of the Agreement by the Issuer (subject to a five business day remedy period if such material breach is capable of remedy) (such period, the “Standstill Period”).

As part of the Agreement, the Reporting Persons agreed to irrevocably withdraw, effective as of the Appointment Date, the nomination notice submitted by Hestia Capital to the Issuer on March 28, 2019. During the Standstill Period, each of the Reporting Persons agreed to vote its shares of the Issuer’s common stock at any meeting of the Issuer’s stockholders in favor of each director nominated and recommended by the Board for election at any such meeting.

In addition, during the Standstill Period, each Reporting Person has agreed to customary standstill provisions, which provide, among other things, that no Reporting Person will: (a) acquire beneficial ownership, directly or indirectly, in any securities of the Issuer (or any rights decoupled from such securities) that would result in such Reporting Person owning, controlling or otherwise having any beneficial ownership interest in or aggregate economic exposure to more than 9.9% of the shares of the Issuer’s outstanding common stock, (b) seek or propose to influence or control the management or policies of the Issuer or (c) submit a proposal or request for or take any action in support of a proposal or request for certain extraordinary transactions, as further described in the Agreement.

The Agreement does not prohibit nor restrict the Reporting Persons from, among other things, providing its views privately to the Board or management on any matter.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

11

CUSIP No. 36467W109

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 90,457,598 shares outstanding as of September 4, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 11, 2019.

A.       Hestia Capital

(a)	As of the close of business on October 14, 2019, Hestia Capital beneficially owned 770,100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 770,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 770,100
(c)	The transactions in the Shares by Hestia Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.       Hestia LLC

(a)	As of the close of business on October 14, 2019, Hestia LLC beneficially owned 275,500 Shares which are held in SMAs. As the general partner of Hestia Capital, Hestia LLC may also be deemed the beneficial owner of the 770,100 Shares beneficially owned by Hestia Capital.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,045,600
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,045,600
(c)	The transactions in the Shares by the SMAs during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Additionally, the transactions in the Shares on behalf of Hestia Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

12

CUSIP No. 36467W109

C.       Kurtis J. Wolf

(a)	As of the close of business on October 14, 2019, Mr. Wolf beneficially owned 16,900 Shares, including 16,000 Shares held jointly with his wife and 900 Shares held in trusts for the benefit of his children, of which Mr. Wolf maintains voting and dispositive power. As the managing member of Hestia LLC, Mr. Wolf may also be deemed the beneficial owner of the (i) 770,100 Shares beneficially owned by Hestia Capital and (ii) the 275,500 Shares held in SMAs that are beneficially owned by Hestia LLC.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 16,900
2. Shared power to vote or direct vote: 1,045,600
3. Sole power to dispose or direct the disposition: 16,900
4. Shared power to dispose or direct the disposition: 1,045,600
(c)	The transactions in the Shares by Mr. Wolf during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Additionally, the transactions in the Shares on behalf of Hestia Capital and the SMAs during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.       Permit Enterprise

(a)	As of the close of business on October 14, 2019, Permit Enterprise beneficially owned 3,053,536 Shares.

Percentage: Approximately 3.38%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,053,536
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,053,536
(c)	The transactions in the Shares by Permit Enterprise during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.       Permit LLC

(a)	Permit LLC, as the investment adviser of Permit Enterprise, may be deemed the beneficial owner of the 3,053,536 Shares owned by Permit Enterprise.

Percentage: Approximately 3.38%

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CUSIP No. 36467W109

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,053,536
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,053,536
(c)	Permit LLC has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Permit Enterprise during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.       Permit GP

(a)	Permit GP, as the general partner of Permit Enterprise, may be deemed the beneficial owner of the 3,053,536 Shares owned by Permit Enterprise.

Percentage: Approximately 3.38%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,053,536
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,053,536
(c)	Permit GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Permit Enterprise during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.       John C. Broderick

(a)	As of the close of business on October 14, 2019, Mr. Broderick beneficially owned 485,925 Shares, including 3,825 Shares held by his wife, of which Mr. Broderick maintains voting and dispositive power. As a partner of Permit GP, Mr. Broderick may also be deemed the beneficial owner of the 3,053,536 Shares beneficially owned by Permit Enterprise.

Percentage: Approximately 3.91%

(b)	1. Sole power to vote or direct vote: 485,925
2. Shared power to vote or direct vote: 3,053,536
3. Sole power to dispose or direct the disposition: 485,925
4. Shared power to dispose or direct the disposition: 3,053,536
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CUSIP No. 36467W109

(c)	The transactions in the Shares by Mr. Broderick during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Additionally, the transactions in the Shares on behalf of Permit Enterprise during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

As of the close of business on October 14, 2019, the Reporting Persons collectively beneficially owned an aggregate of 4,601,961 Shares, constituting approximately 5.09% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure relating to the Agreement in Item 4 is incorporated herein by reference.

On October 15, 2019, the Reporting Persons entered into an Amended and Restated Group Agreement (the “Group Agreement”) in which, among other things, (a) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) they agreed to provide written notice to one another of all trading in the securities of the Issuer, and (c) they agreed that all expenses incurred in connection with the Group’s investment in the Shares would be shared equally by Hestia and Permit. The Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Cooperation Agreement, dated as of March 29, 2019, by and among the Reporting Persons and the Issuer (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2019).
99.2	Amended and Restated Group Agreement, dated as of October 15, 2019, by and among the Reporting Persons.

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CUSIP No. 36467W109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2019

Hestia Capital Partners LP

By:	Hestia Capital Management, LLC,
its General Partner

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Director

Hestia Capital Management, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

/s/ Kurtis J. Wolf
Kurtis J. Wolf

Permit Capital Enterprise Fund, L.P.

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

Permit Capital, LLC

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

Permit Capital GP, L.P.

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

/s/ John Broderick
John Broderick

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CUSIP No. 36467W109

SCHEDULE A

Transaction in the Shares During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

Hestia capital partners, lp

Purchase of Common Stock	80,000	3.5490	08/21/2019
Purchase of Common Stock	80,100	4.6659	09/11/2019
Purchase of Common Stock	80,000	5.5411	09/30/2019
Purchase of Common Stock	20,000	5.1397	10/09/2019
Purchase of Common Stock	40,000	5.0694	10/10/2019

Hestia capital Management, llc
(Through certain separately managed accounts)

Purchase of Common Stock	20,000	3.5935	08/21/2019
Purchase of Common Stock	20,000	4.7423	09/11/2019
Purchase of Common Stock	50,000	5.5483	09/30/2019
Purchase of Common Stock	55,500	5.5500	10/07/2019
Purchase of Common Stock	5,000	5.1324	10/09/2019
Purchase of Common Stock	15,000	5.0475	10/10/2019

Kurtis j. wolf

Purchase of Common Stock	4,000	4.5231	09/12/2019

Permit capital enterprise fund, L.P.

Purchase of Common Stock	50,000	3.4300	08/20/2019
Purchase of Common Stock	800,000	3.5800	08/21/2019
Purchase of Common Stock	125	3.7960	08/27/2019
Purchase of Common Stock	200,000	4.5900	09/12/2019
Purchase of Common Stock	1,250	4.6417	09/24/2019
Purchase of Common Stock	50,000	5.0800	10/10/2019
Purchase of Common Stock	1,000	4.9949	10/10/2019

John c. broderick

Purchase of Common Stock	10,000	3.2500	08/16/2019
Purchase of Common Stock	50,000	3.3200	08/20/2019
Purchase of Common Stock	5,000	3.8800	08/27/2019
Purchase of Common Stock	3,000	3.9100	08/29/2019
Purchase of Common Stock	120,000	4.5700	09/12/2019
Purchase of Common Stock	10,000	5.0500	10/10/2019